Pernix Group, Inc.

860 Parkview Blvd, Lombard, Illinois 60148

February 3, 2010

United States Securities and Exchange Commission

Mr. Rufus Decker

Division of Corporation Finance

Washington, D.C. 20549-7010

RE:

Form 10-K for the fiscal year ended December 31, 2008.

Forms 10-Q/A for the periods ended March 31, 2009 and June 30, 2009.

Form 10-Q for the period ended September 30, 2009.

File No. 333-92445

Dear Mr. Decker:

We have received your letter via fax/mail dated January 5, 2010 in reference to the subject noted above.  The following are the company’s responses to your questions/comments.   In connection with the company’s responses to your comments, we acknowledge:

o

The company is responsible for the adequacy and accuracy of the disclosure in their filings;

o

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Consolidated Financial Statements

SEC COMMENT

Note 2 - Summary of Significant Accounting Policies, page 20

2. We note your response to comment two from our letter dated November 24, 2009. Since practices may vary among companies similar to yours, please revise your future filings to disclose that you allocate a portion of your depreciation to cost of revenues.

Pernix Group’s response:

The Company will disclose in our significant accounting policies under the Revenue Recognition section the following (in bold for emphasis in this inquiry only):

The Company records an immaterial amount of depreciation in their cost of revenues.

SEC COMMENT

3.  We note your response to comment three from our letter dated November 24, 2009 that you do not record unapproved change orders in revenue. Please revise your accounting policy footnote in future filings to specifically indicate that only approved change orders are included in your computation of percentage of completion for revenue recognition.

Pernix Group’s response:

The Company will disclose in significant accounting policies under the Revenue Recognition section the following (in bold for emphasis in this inquiry only):

The Company does not record unapproved change order revenue.  Only approved change orders are included in our computation of percentage of completion for revenue recognition.

SEC COMMENT

Note 18 - Business Segment Information, page 35

4.  We note your response to comment four from our letter dated November 24, 2009. While we note your discussion in Part I, Item of your Form 10-K, your financial statement footnote disclosures do not clearly indicate that you have no operations in the United States or that you operate only in Fiji and the Commonwealth of Northern Mariana Islands. Furthermore, some of your disclosures on page 35 are unclear as to the country in which revenues were generated. For example, it is unclear whether revenues from SHBC, the Butoni wind farm project and the U.S. Embassy project were generated in Fiji or the Commonwealth of Northern Mariana Islands. Please show us how you will revise your future filings accordingly.

Pernix Group’s response:

The Company will disclose in their footnotes under the Business Segment Information footnote the following table and additional information:

Business Segment Information

Pernix Group Inc. has selected to organize its segment information around its products and services. Pernix Group Inc. has three operating segments: power generation and construction of power plants, trading, and construction services. The power generation and construction of power plants segment includes sales-type lease revenues. There were no material amounts of transfers between segments. Any inter segment revenues have been eliminated. The following table sets forth certain segment information for the periods indicated:

	December 31, 2008
	Power generation and construction of power plants	Trading	Construction	Total
Revenue	$4,885,404	$36,571	$24,159,865	$29,081,840
Interest expense, net	216,577	—	22,371	238,948
Depreciation and amortization	134,596	177	134,247	269,020
Income tax expense (benefit)	403,225	—	211,717	614,942
Net income (loss)	(2,775,073)	8773	(2,067,843)	(4,834,143)
Total capital expenditures	86,546	—	11,091	97,637
Total assets	4,438,604	289	7,975,051	12,413,944

	December 31, 2007
	Power generation and construction of power plants	Trading	Construction	Total
Revenue	$4,757,267	$5,962	$11,918,054	$16,681,283
Interest expense, net	849,746	—	64,915	914,658
Depreciation and amortization	157,712	—	102,489	260,201
Income tax expense (benefit)	226,827	—	74,508	301,335
Net income (loss)	(4,142,688)	(21,598)	1,255,006	(2,909,280)
Total capital expenditures	59,722	—	251,558	311,280
Total assets	6,868,355	6,801	6,173,455	13,048,611

The Company allocates the above information by segment based upon the underlying contract for these products or services. For example, revenues reported in the Construction segment in 2008 and 2007 were directly attributed to a contract with the U.S. Department of State for building a new American Embassy.

Power Generation segments represent activity associated with contracts written in the Commonwealth of Northern Mariana’s and Fiji.

Revenues from the Company’s related party, SHBC, were $36,571 and $5,962 for 2008 and 2007, respectively.

Geographical Information

	Total Revenue		Fixed Assets - Net
	2008	2007	2008	2007
United states	$24,196,436	$11,924,016	$38,868	$111,017
Commonwealth of Northern Mariana Islands	1,074,301	1,334,170	16,910	16,698
Fiji	3,811,103	3,423,097	264,485	495,589
	$29,081,840	$16,681,283	$320,263	$623,304

The basis used to attribute revenues to individual countries is based upon the country associated with the contract. (E.g. contract is with a U.S. entity then the revenues are attributed to the U.S.)

Revenues from the Company’s power station on Tinian, Commonwealth of the Northern Mariana Islands, include both production charges as well as from interest income on sales-type lease. Fijian power generation revenues are billings from production charges on two power plants in Fiji, transmission distribution services and the Butoni wind farm (2007 only).

Fixed Assets are attributed to the country in where the assets are physically located. Long-term assets located in the Commonwealth of the Northern Mariana Islands were zero and $0.5 million as of December 31, 2008 and 2007, respectively. Fixed assets located at TFL in Fiji were $246,583 and $409,038 as of December 31, 2008 and 2007, respectively.

FORMS 10-Q/A FOR THE PERIODS ENDED MARCH 31, 2009 AND JUNE 30, 2009

Controls and Procedures

SEC COMMENT

Evaluation of Disclosure Controls and Procedures

5.  We note your response to comment nine from our letter dated November 24, 2009. Your December 31, 2008 Form 10-K/A filed on April 13, 2009 indicates that you determined your disclosure controls and procedures were not effective as of December 31, 2008 but your internal controls over financial reporting were effective as of December 31, 2008. Your amended Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 now indicate that your disclosure controls and procedures were effective as of both period-ends despite the fact that you disclose there were no changes in your internal control during either the first or second quarters of 2009. Your December 31, 2008 Form 10-K/A does not provide any indication as to the reasons why your disclosure controls and procedures were not effective as of December 31, 2008 nor does your March 31, 2009 Form 10-Q/A provide any explanation about the internal controls changes implemented during the first quarter of 2009 which resulted in management determining that disclosure controls and procedures were now effective as of March 31, 2009. Please revise your filings to indicate the factors that caused management to determine that disclosure controls and procedures were not as effective as of December 31, 2008 and what subsequent changes in internal control were made that enabled management to determine that disclosure controls and procedures were effective as of March 31, 2009.

Pernix Group’s response:

During 2007 and 2008 the Company hired an outside firm to assist in the documentation, review and testing of its disclosure controls and procedures as well as its internal controls over financial reporting.  During 2008, this review resulted in remediation of all material and significant weaknesses.  Therefore, at December 31, 2008, as a result of management’s review of our disclosure controls and procedures as well as its internal controls over financial reporting, we should have reported that these controls were effective.

Unfortunately, during the drafting of the 2008 10K the correct disclosures were removed and replaced with the prior year (2007) disclosures. This error was not found until after the 10K was released. As noted the Company issued a 10K/A noting that our internal controls over financial reporting were effective as of December 31, 2008. Our 10K/A filing erroneously did not state that management had reviewed its disclosure controls and procedures and found them to be effective as well.

The Company spent significant amounts to have our systems documented and reviewed and as a small company, this was an onerous but important process.  We assure you that our review was thorough and complete and our disclosure controls and procedures were effective as of December 31, 2008 and continue to be effective today. During 2009, the Company hired another firm to perform an independent review of both our internal controls over financial reporting and disclosure controls and procedures. This review, which included test selections throughout the year resulted in finding no material or significant weaknesses.

In preparing our response to the SEC comments, we had certain communications with the SEC regarding this error.  Based upon these discussions with the SEC and with their approval, we will not amend the December 31, 2008, 10K to correct the statement regarding the effectiveness of our disclosure controls.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Condensed Consolidated Financial Statements

SEC COMMENT

Condensed Consolidated Financial Statements of Comprehensive Income/ (Loss), page 4

6.  We note your response to comment seven from our letter dated November 24, 2009. Rule 8-03(b)(3) of Regulation S-X pertains to summarized financial information for significant equity investees and is not applicable to our request to provide a reconciliation of total equity, equity attributable to stockholders of Pernix Group and equity attributable to noncontrolling interests. Please refer to FASB ASC 810-10-50-1A(c) and show us how you will revise your future filings to provide the reconciliation described. We also continue to believe you have not provided all the disclosures required by FASB ASC 810-10-50-1A (a). In preparing future filings to address this comment, you may also find it helpful to refer to the pre-codification guidance which can be found in paragraphs 38(a) and 38(c) of ARB 51, as amended by SFAS 160. Sample disclosures can also be found in paragraphs A5 and A7 of appendix A of SFAS 160.

Pernix Group’s response:

•

We will revise our future filings as follows:

Consolidated Statement of Changes Equity

Pernix Group, Inc.

Consolidated Statement of Changes in Equity

Nine Months Ended September 30, 2009

Pernix Group Shareholders
	Total	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Common Stock	Paid-In Capital	Noncontrolling Interest
Beginning balance	$—	$—	$—	$—	$—	$—	$—
Net income/(loss)	—	—	—	—	—	—	—
Other comprehensive (loss):
Foreign currency translation adjustment	—	—	—	—	—	—	—

Comprehensive (loss) attributable to the stockholders of Pernix Group, Inc	—	—	—	—	—	—	—

Comprehensive income/(loss) attributable to Noncontrolling interests	—	—	—	—	—	—	—

Total Comprehensive (loss)	—	—	—	—	—	—	—

Pernix Group, Inc.

Consolidated Statement of Changes in Equity

Nine Months Ended September 30, 2008

Pernix Group Shareholders
	Total	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Common Stock	Paid-In Capital	Noncontrolling Interest
Beginning balance	$—	$—	$—	$—	$—	$—	$—
Net income/(loss)	—	—	—	—	—	—	—
Other comprehensive (loss):
Foreign currency translation adjustment	—	—	—	—	—	—	—

Comprehensive (loss) attributable to the stockholders of Pernix Group, Inc	—	—	—	—	—	—	—

Comprehensive income/(loss) attributable to Noncontrolling interests	—	—	—	—	—	—	—

Total Comprehensive (loss)	—	—	—	—	—	—	—

Upon your review, please do not hesitate to contact us if you should have any further questions or comments.

Sincerely,

Greg Grosvenor

VP & CFO

Pernix Group Inc.

630-620-4787